12200 W. Olympic Boulevard, Suite 200 ● Los Angeles, CA 90064

April 8, 2013

VIA EDGAR AND FEDEX
Jennifer Monick
Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kilroy Realty Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. OC1-12675

Kilroy Realty, L.P.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. 000-54005

Dear Ms. Monick and Mr. Telewicz:
On behalf of Kilroy Realty Corporation (“KRC”) and Kilroy Realty, L.P. (the “Partnership” and together with KRC the “Company”), I am responding to the Staff's letter dated March 22, 2013 with respect to the Company's Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented.
Please feel free to call me at (310) 481-8400 with any questions.
Form 10-K for the year ended December 31, 2012
Kilroy Realty Corporation Financial Statements
Consolidated Statements of Operations, page F-4

1.
Please tell us how your presentation of Dividends declared per common share complies with paragraph 5 of ASC 260-10-45. This comment also applies to the Consolidated Statements of Operations for Kilroy Realty, L.P.

Response: The Company acknowledges the Staff's comment and after reviewing ASC 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), the Company has concluded that Dividends declared per common share should not be shown on the face of the Consolidated Statements of Operations in the Company's annual reports on Form 10-K, although the Company believes that under Regulation S-X 10-01(b)(2) this information may continue to be shown on the face Consolidated Statements of Operations in interim periods.

Tyler H. Rose
Kilroy Realty Corporation
April 8, 2013

Accordingly, the Company undertakes to revise the presentation of its Consolidated Statements of Operations in future annual reports on Form 10-K for both Kilroy Realty Corporation and Kilroy Realty, L.P. to remove Dividends declared per common share.

Notes to Consolidated Financial Statements of Kilroy Realty Corporation and Kilroy Realty, L.P., page F-14
2. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page F-17

1.
We note your disclosure that the company records amounts funded by tenants for tenant improvements as deferred revenue when the company determines that it is the owner of the improvements. Please tell us the specific accounting literature the company relied upon in determining this policy. In your response, please confirm for us whether the amortization of tenant-funded tenant improvement deferred revenue is included in FFO.

Response: The Company acknowledges the Staff's comment and advises the Staff that in determining its accounting policy for tenant funded tenant improvements, the Company evaluated the guidance contained in the SEC Staff Letter to the Center for Public Company Audit Firms, dated February 7, 2005 (the “Staff Letter”), as well as the relevant guidance in ASC Topics 840-10 and 840-20 and interpretive guidance from the Big Four accounting firms.

The Company acknowledges that the Staff Letter was directed toward leasehold improvement issues impacting lessees; however, the Company believes the same principles should apply to landlords. The Staff Letter states, in relevant part, the following:

"Landlord/Tenant Incentives-The staff believes that: (a) leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized over a term consistent with the guidance in item 1 above; (b) the incentives should be recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases, and therefore, the staff believes it is inappropriate to net the deferred rent against the leasehold improvements; and (c) a registrant's statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities. The staff recognizes that evaluating when improvements should be recorded as assets of the lessor or assets of the lessee may require significant judgment and factors in making that evaluation are not the subject of this letter."

The Company evaluates the guidance in the Staff Letter, the appropriate authoritative guidance in ASC Topic 840 for lease incentives, the specific contractual terms of the arrangements the Company has with each of its tenants and the basic principles of real property law to determine whether the Company or the tenant is the owner of the tenant improvements for accounting purposes. As described in the Company's Critical Accounting Policies included in Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations on Form 10-K, this determination is subject to significant judgment. While no one factor is determinative in reaching a conclusion, the factors the Company evaluates include, but are not limited to, the following:

•	whether the lease agreement requires landlord approval of how the tenant improvement allowance is spent prior to installation of the tenant improvements;

Tyler H. Rose
Kilroy Realty Corporation
April 8, 2013

•	whether the lease agreement requires the tenant to provide evidence to the landlord supporting the cost and what the tenant improvement allowance was spent on prior to payment by the landlord for such tenant improvements;

•	whether the tenant improvements are unique to the tenant or reusable by other tenants;

•
whether the tenant is permitted to alter or remove the tenant improvements without the consent of the landlord or without compensating the landlord for any lost utility or diminution in fair value; and

•	whether the ownership of the tenant improvements remains with the landlord or remains with the tenant at the end of the lease term.

By way of background, the Company's real estate assets are primarily Class A office properties, and the Company looks to attract a large market of diversified tenants, some of which have higher standards and expectations for work environments than others. Meeting the tenant's demand routinely calls for developing and delivering lease premises at a cost that exceeds the cost of what the Company would consider to be the cost of premises with standard tenant improvements. As consideration for leasing premises with higher quality tenant improvements, the Company's lease agreements with such tenants would generally either 1) have monthly rental payments at higher rates than what would otherwise have been agreed to for a similar leased space with standard tenant improvements or 2) would have the tenant pay the Company for the incremental cost of the tenant improvements of a higher standard. The Company was not able to draw a technical, conceptual or legal distinction between the portion of the tenant improvement paid for by the Company and the incremental cost to make it an above standard tenant improvement paid for by the tenant in situations in which the total improvement cost exceeds the cost of standard tenant improvements, and the Company therefore considers the cost of the tenant improvement as one unit of accounting unable to be bifurcated. The Company notes that generally one construction contract is entered into for the entirety of the tenant improvements, regardless of the funding of such tenant improvements. When there are amounts funded by tenants for a portion of the improvements, the Company performs a thorough evaluation of the substance of the lease arrangement using the policy described above when making a determination if it is the owner of the tenant improvements. As a result, in certain situations, the Company has concluded that it is the accounting owner of the above standard tenant improvements for which the Company was partially reimbursed by the tenant under the lease arrangement. In those situations, the Company capitalizes the cost of the above standard leasehold improvements, whether funded by the Company or by the Company and partially funded by the tenant, reports the improvements at historical cost (not to exceed fair value) as an element of the leased property on the Company's Consolidated Balance Sheet and depreciates the improvements in accordance with ASC 840-20-45-2 and 840-20-45-3. The Company also concluded that that the cash received from the tenant for a portion of the above standard tenant improvements represents additional payments made by the tenant under the terms of its lease, which should be recorded as deferred revenue on the Company's Consolidated Balance Sheets when the tenant improvements are placed into service, and amortized into rental income in the Company's Consolidated Statements of Operations on a straight-line basis over the term of the lease pursuant to ASC 840-20-25-1.

The Company also advises the Staff that it reports Funds From Operations (“FFO”) in accordance with the White Paper on FFO approved by the Board of Governors of NAREIT. As a result, the rental income recorded related to the amortization of the deferred revenue for tenant funded tenant improvements is not deducted from Net Income Available to Common Stockholders in calculating FFO and is therefore included in FFO. The amount of amortization of the deferred revenue for tenant funded tenant improvements is disclosed in Note 8 to the Consolidated Financial Statements for all periods presented in the Form 10-K for the year ended December 31, 2012.

Tyler H. Rose
Kilroy Realty Corporation
April 8, 2013

7. Secured and Unsecured Debt of the Operating Partnership, page F-30
Exchangeable Senior Notes, page F-31

2.
We note your disclosure that the exchange notes met the criteria to be exchangeable for the three months ended December 31, 2012. Please tell us if the fact that the exchange notes were exchangeable caused you to reconsider the equity classification of the embedded conversion option. Reference is made to ASC Topic 470-20-35 and ASC Topics 815-40-35-8 through 13.

Response: The Company acknowledges the Staff's comment and advises the Staff that it did reconsider the equity classification of the embedded conversion option / equity component of its exchangeable notes in accordance with ASC Topic 470-20-35 and ASC Topics 815-40-35-8 through 13 when the exchangeable notes became exchangeable.
As required by ASC 470-20-35-17 and ASC 815-40-35-8 through 13, the Company evaluated the criteria in ASC 815-40 to determine whether the embedded conversion option / equity component continued to meet the criteria to be classified in stockholders' equity in the Company's Consolidated Balance Sheets. Specifically, the Company evaluated the guidance in ASC Topic 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 and concluded that the embedded conversion option continued to meet these requirements.

With respect to ASC 815-40-25-7 through 815-40-25-16, the Company concluded:

•
The exchangeable note conversion option contract (the “contract”) permits settlement in unregistered shares, and the Company has not had any failed registration statements that would preclude delivery of unregistered shares.

•	The Company has an active shelf registration statement on file with the SEC, and the Company filed the prospectus supplement to register the shares for the contract in 2010.

With respect to ASC 815-40-25-17 through 815-40-25-18, the Company concluded these criteria were not applicable because:

•	The contract specifies that the value of any unregistered shares to be delivered would be determined using the same methodology as the value of any registered shares to be delivered.

•	There is no settlement alternative that includes a penalty to be incurred or avoided by the Company.

With respect to ASC 815-40-25-19 through 825-40-25-25, the Company concluded that it has more than sufficient authorized and unissued shares available to be able to settle the contract:

•	The Company is currently authorized to issue 150 million shares without seeking additional shareholder approval.

•
As of December 31, 2012, the Company had approximately 85.3 million shares outstanding (inclusive of commitments to issue additional shares), leaving approximately 64.7 million shares of the 150 million shares available for issuance without seeking additional shareholder approval.

•
The approximately 5.7 million maximum number of shares required to be issued under the contract is significantly less than the approximately 64.7 million shares the Company has available for issuance without seeking additional shareholder approval.

With respect to ASC 815-40-25-26 through 815-40-25-28, the Company concluded:

Tyler H. Rose
Kilroy Realty Corporation
April 8, 2013

•
The number of shares that could be required to be delivered upon net share settlement is determinate and is significantly less than the approximately 64.7 million shares the Company had available for issuance without seeking additional shareholder approval.

•	The Company does not have any other instruments that would be required to be evaluated under this guidance.

With respect to ASC 815-40-25-29 and ASC 815-40-25-30, the Company concluded:

•	The contract does not require any cash payments or net cash settlement in the event that the Company does not make timely SEC filings.

•	There are no “top-off” or “make-whole” provisions within the contract that would preclude equity accounting treatment.

•
The maximum number of shares that could be issued under is fixed and is significantly less than the approximately 64.7 million shares the Company has available for issuance without seeking additional shareholder approval.

With respect to ASC 815-40-25-31 through ASC 815-40-25-35, the Company concluded that:

•	The contract provides the holders with normal contract remedies in the event of a breach and not with rights of a creditor.

•	There are no provisions in the contract that give the holders rights that rank higher than those of a common shareholder.

•	The contract does not require net-cash settlement in a bankruptcy proceeding.

•	There is no requirement in the contract to post any collateral at any time.

With respect to ASC 815-40-55-2 through 815-40-55-6, the Company concluded that:

•	Holders would only be required to receive cash in specific circumstances in which holders of shares of common stock would also receive cash in exchange for their shares of common stock.

Based on the analysis of the specific criteria above, the Company concluded that the embedded conversion option / equity component of its exchangeable notes continued to meet the criteria to be classified in stockholders' equity and, as a result, was presented in stockholders' equity on the Company's Consolidated Balance Sheets at December 31, 2012.

22. Quarterly Financial Information of the Company (Unaudited), page F-57

3.
Please tell us how you complied with Item 10(e)(1)(ii)(C) of Regulation S-K, or tell us how you determined that it was appropriate to include Net Operating Income from continuing operations within your financial statement footnotes. This comment also applies to footnote 23 for Kilroy Realty, L.P.

Response: The Company acknowledges the Staff's comment and advises the Staff that the inclusion of Net Operating Income from continuing operations within the Quarterly Financial Information was an oversight given the financial statement footnotes in the 2012 Form 10-K did not include a reconciliation of Net Operating Income from continuing operations to Net Income. Net Operating Income was the Company's segment measure

Tyler H. Rose
Kilroy Realty Corporation
April 8, 2013

in prior filings. The Company undertakes to revise the presentation of its Quarterly Financial Information footnotes in future filings to exclude Net Operating Income from continuing operations for both Kilroy Realty Corporation and Kilroy Realty, L.P. in order to comply with the guidance provided in Item 10(e)(1)(ii)(C) of Regulation S-K.

In connection with the Company's response to your comments on the Form 10-K, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *
If you have any additional questions, please feel free to call me at (310) 481-8400 to discuss them.

Respectfully submitted,

/s/ Tyler H. Rose

Tyler H. Rose
Executive Vice President and Chief Financial Officer
Kilroy Realty Corporation
Kilroy Realty, L.P.

cc:    Heidi R. Roth
Senior Vice President, Chief Accounting Officer and Controller
cc:    Julian T. H. Kleindorfer, Esq.
Latham and Watkins, LLP
cc:    Melissa Meono
Deloitte & Touche, LLP